Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-270684

Up to $64,910,161 Common Stock

PROSPECTUS SUPPLEMENT NO. 2

December 5, 2025

(To Prospectus dated November 6, 2025)

This Prospectus Supplement No. 2, dated December 5, 2025 (“Supplement No. 2”) filed by Tharimmune, Inc. (the “Company”) modified and supplements certain information in the Company’s prospectus, dated November 6, 2025 (as amended and supplemented from time to time, the “Prospectus”), as part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) on Form S-3 (File No. 333-270684) utilizing a “shelf” registration process. The shelf registration statement was initially filed with the SEC on March 17, 2023, and was declared effective on March 24, 2023. This Supplement No. 2 is not complete without, and may not be delivered or used except in connection with the Prospectus, including all amendments and supplements thereto. The Prospectus, as amended by this Supplement No. 2, relates to the offer and sell from time to time up by us of up to $64,910,161 Common Stock shares of our common stock, par value $0.0001 per share, pursuant to a Sales Agreement by and among the Company, Clear Street LLC (“Clear Street”) and President Street Global, LLC (“President Street”) dated November 6, 2025.

On December 3, 2025, President Street provided a notice pursuant to the Sales Agreement to terminate its role as a sales agent. In addition, on December 3, 2025, the Company entered into a letter agreement with President Street, pursuant to which the Company agreed to pay President Street an advisory fee in the amount of $1,000,000 in two installments: $500,000 upon the Company’s first submission of a sales notice and $500,000 within five business days after the Company has sold an aggregate of $50,000,000 of shares pursuant to the Sales Agreement.

The information in this Supplement No. 2 modifies and supersedes, in part, the information contained in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 2. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our common stock is traded on The Nasdaq Capital Market under the symbol “THAR.” On December 4, 2025, the last reported sale price of our common stock was $2.50 per share.

Investing in the Company’s securities involves risks. Before making any investment in the Company’s securities, you should read and carefully consider risks described in the “Risk Factors” section in the Prospectus and in the Company’s most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 is December 5, 2025